FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited Fourth Quarter 2013 Results

Mexico City, February 26, 2013— Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today its unaudited results for the fourth quarter of 2013.

The Company’s results reflect the first-time adoption of new accounting standards issued by the International Accounting Standards Board; the most important of these, IFRS 11 “Joint Arrangements,” eliminates proportional consolidation. Consequently, results for the fourth quarter and full year 2012 have been restated for comparative purposes. Additional information is provided in the Notes.

Summary for the Fourth Quarter

Sustaining the trends shown earlier in the year, ICA generated Adjusted EBITDA of Ps. 1,262 million in the fourth quarter of 2013, an increase of 401% as compared to 4Q12. The Adjusted EBITDA margin was 16.3%. Operating Income was Ps. 812 million, as compared to a loss in 4Q12. Revenues in 4Q13 decreased 16% to Ps. 7,729 million, reflecting a lower level of work execution and a slowdown in the construction sector.

For the full year 2013, ICA generated strong increases in Operating Income and Adjusted EBITDA compared to 2012. The Adjusted EBITDA margin was 16.0%, compared to 9.8% in 2012. The increase in margin reflects the continuing growth of the Concessions business and the transactions for recycling capital, which offset the reduction in construction activity.

The results of the fourth quarter and full year 2012 and 2013 have also been restated in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations,” as a result of the strategic partnership for social infrastructure projects announced on January 22, 2014 between ICA and CGL, and to include the results of housing in continuing operations (in the Corporate and Other segment), as further described below.

The IFRS 5 effects included:

1.	Social Infrastructure projects: As a result of the agreement to sell a 70% equity stake, the operating results have been reclassified as discontinued operations. The non-current assets were classified as available for sale, and included in current assets, since it is expected that they will be recovered through a sale transaction and not through continuous use. The liabilities associated with these assets are presented in aggregate in one line item, separately from the other liabilities of the Company.
For more information contact:
Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx Rebeca Avalos rebeca.avalos@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3608	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

2.	Housing: Since an originally agreed sale of housing assets was not completed within one year of the date of classification, results from operations have been reclassified from discontinued operations to continuing operations. In the balance sheet, the assets and the liabilities are no longer classified as available for sale.

The following table illustrates the effects of the reclassifications:

Full year revenues were Ps. 29,556 million in 2013, as compared to a restated Ps. 38,122 million in 2012, taking into account the reclassification of Housing and the social infrastructure projects.

Full year Adjusted EBITDA was Ps. 4,733 million as compared to a restated Ps. 3,740 million in 2012, taking into account the reclassification of Housing and the social infrastructure projects.

In addition to the two accounting changes mentioned, 4Q13 results included a tax credit of Ps. 379 million, principally as a result of the cancellation of the deferred single-rate corporate tax (IETU) liability. See the section Material and Subsequent Events below for additional discussion of the tax reform that became effective in 2014.

Consolidated net income was Ps. 1,082 million in 4Q13 and net income of the controlling interest was Ps. 681 million in 4Q13. Earnings per share were Ps. 1.12 and earnings per ADS were US$ 0.34.

Construction backlog and long-term mining and other services contracts increased to Ps. 36,358 million. In addition, ICA’s non-consolidated subsidiaries and joint ventures, principally ICA Fluor, had total backlog of Ps. 10,864 million.

Construction contributed 75% of consolidated revenue and 31% of Adjusted EBITDA in 2013. Concessions contributed 14% of consolidated revenue and 42% of Adjusted EBITDA in 2013. Airports contributed 12% of consolidated revenue and 27% of Adjusted EBITDA in 4Q13.

As of December 31, 2013, ICA’s Concessions segment was participating in 18 projects, including 11 highways, four water projects, two social infrastructure projects, and one port. Of these, nine were in full operation, and nine under construction.

Investor Relations	www.ica.com.mx	2/24

Construction

•	Operating income for the quarter strengthened to Ps. 272 million, with an operating margin of 4.8%. The Adjusted EBITDA margin reached 10.5%. The results for the 2012 periods were affected by provisions for doubtful accounts for the Metro Line 12 project.
•	Construction revenues were Ps. 5,655 million in 4Q13. The Mitla-Tehuantepec highway, recognition of additional work on the La Yesca hydroelectric project, the Barranca Larga – Ventanilla highway, construction contracts of San Martín in Peru, and the Avenida Domingo Díaz in Panama made the largest contribution to revenues.
•	Revenue decreased 20% compared to 4Q12 as a result of the difficult environment for the construction sector and a slowdown in the rate of execution of projects in backlog, which was affected by delays in the delivery of rights of way in certain projects.
•	Civil Construction debt decreased 28%, or Ps. 2,895 million, to Ps. 7,524 million as of December 31, 2013. Debt decreased in 4Q13 principally as a result of an additional payment for the La Yesca hydroelectric project.

Investor Relations	www.ica.com.mx	3/24

Construction Backlog

•	Despite the difficult environment, construction backlog reached Ps. 30,658 million as of December 31, 2013, equivalent to 20 months work at the average rate for the full year 2013.
•	New contracts and net increases in existing contracts in 4Q13 totaled Ps. 1,879 million.
•	Projects outside of Mexico were 12% of backlog.

Contracted Mining and Other Services

•	As of December 31, 2013, ICA also had Ps. 5,700 million in long-term mining and other services contracts, principally in San Martín Contratistas Generales.

Investor Relations	www.ica.com.mx	4/24

Concessions

•	The results of the Concessions segment principally reflect financial income mainly related to the Rio de los Remedios tollroad and the Rio Verde – Cd. Valles highway.

•	Average Daily Traffic Volumes (ADTV) on consolidated highways increased 62% in 4Q13, principally because of increased traffic on the Rio de Los Remedios-Ecatepec tollroad, as well as the start of operations of the two highways.
•	As a result of the agreement to sell 70% of the two social infrastructure projects, the results of the two projects were reclassified as discontinued operations, and prior period results have been restated for comparative purposes.
•	Adjusted EBITDA increased 345% to Ps. 650 million, principally as a result of the contributions of the two highways that started operating at the end of 2012. The Adjusted EBITDA margin was 62.3% in 4Q13.
•	Debt decreased 24% to Ps. 14,196 million as compared to December 31, 2012, principally because of the reclassification of the debt for the two social infrastructure projects to be included in the line item liabilities associated with assets available for sale, offset in part by drawings on financings for projects that are in the construction phase. The segment’s cash balances decreased by Ps. 618 million to Ps. 2,168 million as of December 31, 2013. 68% of debt is associated with projects in operation that generate the resources for repayment.

Investor Relations	www.ica.com.mx	5/24

Operating Concessions information

Traffic Volume (vehicles per day)	4Q12	4Q13	% Chg	12 months 2012	2013	% Chg
Acapulco Tunnel	8,263	8,318	1	8,511	7,766	(9)
Mayab Consortium	2,474	2,478	0	2,467	2,499	1
Rio de los Remedios	8,022	21,155	164	7,169	17,363	142
Libramiento La Piedad	3,865	4,620	20	3,865	4,312	12
Río Verde Cd. Valles	1,031	1,785	73	1,031	1,450	41
Total Consolidated	**23,655**	**38,356**	**62**	**23,043**	**33,390**	**45**

Revenues Composition Ps. million	4Q12	4Q13	% Chg	12 months 2012	2013	% Chg
Acapulco Tunnel	37	35	(4)	146	137	(7)
Mayab Consortium	105	125	19	482	504	5
Rio de los Remedios	7	12	76	26	44	67
La Piedad Bypass	7	25	258	7	89	--
Rio Verde - Ciudad Valles	2	24	--	2	60	--
Total Operating Highways	**158**	**221**	**40**	**664**	**834**	**26**
Other Operating Projects	**1**	**0**	**--**	**47**	**5**	**--**
Operating Service Revenues	184	188	2	509	705	39
Total Operating Revenues	**342**	**409**	**20**	**1,220**	**1,544**	**26**
Financial Income	144	553	285	451	1,504	234
Construction Revenues and others	327	80	(76)	731	919	26
Total Revenues	**814**	**1,042**	**28**	**2,402**	**3,967**	**65**

Investor Relations	www.ica.com.mx	6/24

Airports

•	Terminal passenger traffic increased 7% to 3.4 million in 4Q13; domestic traffic increased 8%, and international traffic was unchanged.
•	Aeronautical revenues rose 5% principally as a result of traffic growth, and non-aeronautical revenues increased 8%.
•	Adjusted EBITDA reached Ps. 233 million in the 4Q13, a decrease of 30% as compared to 4Q12, as a result of an increase in the major maintenance provision. The Adjusted EBITDA margin was 24.7% in 4Q13.
•	Airports debt was Ps. 3,103 million as of December 31, 2013, an increase of 4% as compared to December 31, 2012.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	7/24

Consolidated Results

•	Revenues were Ps. 7,729 million in 4Q13, a decrease of 16%. Full year revenues decreased 22%, as compared to the 2012. For the full year, the reduction in Construction was partially offset by a strong increase in Concessions revenues.
•	Cost of sales decreased 34% in 4Q13 and 29% in the full year 2013, principally as a result of changes in the mix of revenues generated by each segment, and the lower level of Construction activity. Cost of sales includes interest expense on financed projects in Concessions.
•	Selling, general, and administrative expenses were Ps. 704 million in 4Q13, equivalent to 9.1% of revenues. SG&A expense decreased 18% in the full year 2013, reflecting the decrease in revenues.
•	Other income (loss) was a loss of Ps. 372 million in 4Q13, principally as a result of the recognition of an additional payment for the purchase of San Martin in Peru, based on its better results. For the full year 2013, other income was Ps. 61 million, and included the gain on sale of ICA’s shareholding in RCO, which offset the San Martin adjustment.
•	Operating income increased 293% to Ps.812 million in 4Q13. The increase was principally the result of the start of operations of the two new concessions in late 2012. In the full year 2013, operating income grew 86% to Ps. 3,131 million, with a margin of 10.6%.
•	Adjusted EBITDA increased by Ps. 1,010 million to Ps. 1,262 million in 4Q13, with a margin of 16.3%. For the full year, Adjusted EBITDA increased 27% to Ps. 4,733 million, principally as a result of the improvement in Concessions, with an Adjusted EBITDA margin of 16.0%.

Investor Relations	www.ica.com.mx	8/24

•	Comprehensive financing cost decreased 24% to Ps. 534 million in 4Q13. For the full year, comprehensive financing cost increased to Ps. 3,379 million, principally because concessions that entered operations ceased capitalizing interest expense.
•	Share of earnings of affiliated companies and joint ventures increased to Ps. 272 million from Ps. 42 million in 4Q12, and were generated principally by ICA Fluor and other joint ventures. The Notes to the financial information contain supplementary information on the performance of these affiliated companies.
•	Discontinued operations include the after-tax operating results of the social infrastructure projects.
•	Consolidated net income was Ps. 1,082 million in 4Q13 and Ps. 1,466 million in the full year 2013.
•	Net income of the controlling interest was Ps. 681 million in 4Q13. Earnings per share were Ps. 1.12 and earnings per ADS were US$ 0.34. For the full year 2013, net income of the controlling interest was Ps. 585 million, or Ps. 0.96 per share and US$ 0.29 per ADS.

Debt

•	Total debt decreased 18% to Ps. 38,572 million from Ps. 46,792 million as of December 31, 2012. The decrease in debt was principally the consequence of the payment of short term debt as a result of the RCO and OMA transactions, and the payment of US$ 147 million for the La Yesca project, as well as the reclassification of the debt of the two social infrastructure projects to non-bank current liabilities.
•	Total cash and cash equivalents as of December 31, 2013 was Ps. 5,417 million, a decrease of Ps. 1,186 million compared to December 31, 2012. Cash includes restricted cash of Ps. 2,047 million. Net debt was Ps. 33,155 million as of December 31, 2013.

Investor Relations	www.ica.com.mx	9/24

•	Construction accounted for 20% of total debt, and consisted principally of short-term working capital credit lines. These lines are used to carry out the work program, and are expected to be paid from client payments based on ongoing execution of work and estimations.
•	Concessions accounted for 37% of total debt. Such debt consisted of structured project finance credit facilities. Each project has its own financing, which is expected to be repaid from the revenue generated by the project. Debt will be gradually reduced, as resources are generated from project operation.
•	Corporate and other debt represented 36% of total debt, and consisted principally of the two U.S. dollar denominated Notes issued by the parent company.

•	25% of debt was short-term. Of this, Ps. 997 million is debt in Concessions and Airports, whose source of repayment is the operation of those segments; Ps. 2,298 million for parent company bridge loans, used in order to finish projects which, once in operation, will allow such loans to be relocated into long term debt in the concession segment; Ps. 6,461 million is working capital lines in the Construction segment that are being repaid and disbursed with the advance and collections from clients based on execution and work estimations.
•	43% of debt was denominated in foreign currency, principally U.S. dollars. ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks.
•	ICA expects to be active in the capital markets to finance or refinance infrastructure projects that generate value for the Company.

Investments and Divestments

•	ICA participates across the entire cycle of developing infrastructure projects: including formulation, engineering, structuring and financing, construction, operation, and management as part of a portfolio of assets. This is a dynamic process that implies monetizing assets that are in the operating stage, while investing in new projects under development.
•	As a result, ICA is constantly monetizing its asset portfolio through refinancings, partnerships, and/or sales. During 2013, ICA sold its shareholding in highway operator RCO and a portion of its shareholding in OMA for a total of Ps. 7,833 million.
•	During 2013, ICA invested Ps. 3,834 million as capital in infrastructure projects under development. The principal source of this capital was the monetization of its asset portfolio.

Investor Relations	www.ica.com.mx	10/24

Material Events and Subsequent Developments

•	In December 2013, the Mexican Congress approved a tax reform that became effective January 1, 2014. The previous fiscal consolidation regime was eliminated. As a result, deferred income tax balances as of December 31, 2013 will continue to be paid on the terms that had been previously established. As of December 31, 2012, the Company had provisioned Ps. 4,901 million for this; the estimated total liability as of December 31, 2013 was Ps. 4,607 million which implies no additional provisions will be made.. The company also opted for the Optional Regime for Groups of Companies. As a result of the repeal of the single rate corporate tax (IETU), the deferred IETU tax liability that the Company had recognized was cancelled for accounting purposes as of the date of the promulgation of the tax reform.
•	On January 22, 2014, ICA and CGL, a subsidiary of Hunt Companies, Inc., a U.S. developer, investor and manager of real assets, announced the formation of a joint venture for managing and developing additional social infrastructure facilities in Mexico. The agreement includes assets in which ICA has invested approximately US$ 1,060 million. CGL will own 70% and ICA will own 30% of the existing service provider contracts. The joint venture and the change in the ownership structure of the services contracts require prior approval from the Government of Mexico, bondholders, and Mexico’s Competition Commission (COFECO). ICA will no longer consolidate the two services provider companies after closing.

Conference Call Invitation

ICA’s conference call will be held on Thursday, February 27, at 10:00 am Eastern Time (9:00 am Mexico City time). To participate, please dial toll-free (855) 826-6151 from the U.S. or +1 (559) 549-9841 internationally. The conference ID is 97574191. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://www.ica.com.mx/ir

A replay will be available until March 6, 2014 by calling toll-free (855) 859-2056 from the U.S. or +1 (404) 537-3406 internationally, again using conference ID 97574191.

Investor Relations	www.ica.com.mx	11/24

Consolidated Financial Statements

Investor Relations	www.ica.com.mx	12/24

Investor Relations	www.ica.com.mx	13/24

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. Million	Jan 1 - Dec 31 2012	2013
Operating Activities		
Consolidated net income (loss)	**1,529**	**1,466**
Taxes	(35)	(642)
Other non-cash expenses	1,071	(158)
Items related to investing activities	**1,601**	**87**
Depreciation and amortization	929	1,022
Share in loss of associated companies	409	(350)
Other	263	(585)
Items related to financing activities	**3,790**	**5,570**
Interest expense	3,345	4,965
Unrealized exchange rate fluctuation	(983)	263
Valuation of derivative financial instruments	117	134
Other	1,311	208
Resources used in operations	**(1,776)**	**(4,724)**
Net flow from operating activities	**6,180**	**1,599**
Investing activities		
Acquisition of businesses	(1,010)	0
Acquisition of real estate, machinery and equipment	(257)	(338)
Acquisition of other long term assets	(2,087)	(6,956)
Sale of real estate, machinery and equipment and other investments	69	5,592
Other	147	640
Net flow from investing activities	**(3,138)**	**(1,062)**
Financing activities		
Borrowings	22,326	16,604
Debt payments	(20,577)	(15,715)
Interest expense	(4,027)	(3,781)
Decreases in minority interest	(1,330)	2,029
Share repurchases	(101)	(51)
Financing for financial derivatives	(807)	(879)
Other	(780)	72
Net cash flow from financing activities	**(5,295)**	**(1,720)**
Net change in cash and cash equivalents	**(2,253)**	**(1,183)**
Adjustments in cash flow for exchange variations	(26)	(3)
Cash and cash equivalents at beginning of period	8,882	6,603
Cash and cash equivalents at end of period	**6,603**	**5,417**

Investor Relations	www.ica.com.mx	14/24

Investor Relations	www.ica.com.mx	15/24

Investor Relations	www.ica.com.mx	16/24

Annexes

Backlog

Investor Relations	www.ica.com.mx	17/24

Non-Consolidated Affiliates and Joint Ventures

Construction

•	This includes the results of ICA Fluor (ICA’s share 51%), Grupo Rodio Kronsa (50%), and the construction companies for the Nuevo Necaxa-Tihuatlan highway (60%), the El Realito aqueduct (51%), and the construction company for the Atotonilco water treatment plant (50%), among others.

Investor Relations	www.ica.com.mx	18/24

Non Consolidated Backlog

•	Non-consolidated construction affiliates had Ps. 10,864 million in contracts as of December 31, 2013.

•	New contracts and contract additions were Ps. 4,480 million, including the Dos Bocas gas compression plant and the residual fuels conversion plant at the Tula Refinery.

Concessions

•	Includes the concessions for the Nuevo Necaxa-Tihuatlan highway (with ICA holding a 50% interest), the Mitla-Tehuantepec highway (60%), the Autovia Urbana Sur (30%), the El Realito aqueduct (51%), the Queretaro Aqueduct II (43%), the Atotonilco water treatment plant (10%), the Lázaro Cárdenas Port operator (5%), Renova Atlatec (50%), and Proactiva Medio Ambiente (49%).

Investor Relations	www.ica.com.mx	19/24

Corporate and Other

•	Includes principally Actica (ICA’s interest in the company is 50%) and Los Portales in Peru (50%)~~.~~

Investor Relations	www.ica.com.mx	20/24

Notes and disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2012, which were also prepared under IFRS.

Other Notes

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2012.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 13.0652 per U.S. dollar as of December 31, 2013, and Ps. 12.841 as of December 31, 2012.

IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised 2011), and IAS 28 (revised 2011): The International Accounting Standards Board (IASB) issued a set of five pronouncements related to consolidation, joint arrangements, affiliates, and disclosure that became effective January 1, 2013.

IFRS 10 “Consolidated Financial Statements” replaces the parts of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities,” Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31. The option to apply the proportional consolidation method on jointly controlled entities is eliminated. In addition, IFRS 11 eliminates the concept concerning jointly controlled assets, and establishes only two types of joint arrangements, joint operations and joint ventures, depending on the rights and obligations of the parties. A joint operation is a joint arrangement whereby the parties that have joint control have rights to assets and obligations on liabilities. In this type of arrangement, each party recognizes the assets to which they have rights and liabilities which bear obligations as part of its other assets and liabilities. Joint ventures are joint arrangements whereby the parties that have joint control have rights to the net assets.

In addition, joint ventures under IFRS 11 should be accounted using the equity method, whereas jointly controlled entities under IAS 31 could be accounted using the equity method or proportionate accounting.

The adoption of these five norms only affects the consolidated financial statements and the amounts reported in the consolidated financial statements for periods prior to December 31, 2012, when they are restated for comparative purposes.

Investor Relations	www.ica.com.mx	21/24

The adoption of IFRS 11 changes the classification and subsequent accounting of the Company’s investment in the following companies, which were previously recognized using the proportional consolidation method. Under IFRS 11, these joint ventures or joint arrangements are no longer consolidated using proportional consolidation, but are recognized as long-term investments with results recognized using the equity method These companies are:. Autovía Necaxa Tihuatlán, S.A. de C.V., ICA Fluor, S. de R.L. de C.V. and its subsidiaries, Rodio Kronsa, S.A., Los Portales, S.A., Suministro de Agua de Querétaro, S.A. de C.V., Aquos El Realito, S.A. de C.V., Constructora de Infraestructura de Aguas Potosí, S.A. de C.V., Autovía Mitla – Tehuantepec, S.A. de C.V., Actica Sistemas, S. de R.L. de C.V., C7AI Servicios Industriales Especializados, S.A. de C.V., Infraestructura y Saneamiento de Atotonilco, S.A. de C.V., and Administración y Servicios Atotonilco, S.A. de C.V.

IFRS 13: IFRS 13 “Fair Value Measurement” was adopted by the Company for the first time in 2013. IFRS 13 establishes a single source of orientation for fair market valuations and disclosures regarding fair value measurement. The scope of IFRS 13 is broad, and the requirements for fair value measurement under IFRS 13 are applied both to financial instruments as well as non-financial instruments for which other norms require or permit measurements based on fair value and the disclosure of fair value measurements, except for share based transactions that are within the scope of IFRS 2, leasing operations within the scope of IAS 17, and measurements that have some similarities with market value, but are not fair value (for example, the net realizable value for purposes of valuing inventory or use-value for the evaluation of deterioration).

IFRS 13 defines fair value as the price that the seller of an asset would receive or the price paid for transferring a liability in a transaction carried out in the principal (or the most advantageous) market on the date of measurement, in actual market conditions. The fair value under IFRS 13 is an exit price, independently of whether the price is observable or can be estimated directly using other valuation techniques. IFRS 13 also includes disclosure requirements.

IFRS 13 is required starting January 1, 2013. In addition, there are transition provisions that specifically clarify that it is not necessary to apply the disclosure requirements set forth in the Norm for comparative information from prior periods. In accordance with these transitory provisions, the Company has not made any additional disclosures for the 2012 period. In addition to the additional disclosures, the application of IFRS 13 has not had a material impact on the amounts recognized in the consolidated financial statements.

IAS 19: IAS 19 “Employee Benefits”. During 2013, the Company adopted IAS 19 (revised 2011) for the first time. IAS 19 changes the accounting of defined benefit plans and termination benefits. The most important change refers to the accounting of the changes for defined benefits and plan assets. The modifications require the recognition of the change in obligations for defined benefits and the fair value of the plan assets when they occur, and as a result eliminate the “fluctuation band” permitted under the previous version of IAS 19 and accelerate the recognition of costs for past service. All the actuarial gains and losses are recognized immediately in other comprehensive income for the net asset or liability in the consolidated balance sheet that reflects the complete value of the deficit or surplus in the plan. In addition, interest expenses and the expected return on assets used in the previous version of IAS 19, are replaced by a “net interest” amount, according to IAS 19 (revised 2011), calculated by applying a discount rate to the net liability or asset for defined benefits. These changes have had an impact on the amounts recognized in the results of the period and other comprehensive income for prior periods. In addition, IAS 19 (revised 2011) introduces some changes in the presentation of costs for defined benefits, including broader disclosure.

There are transition provisions for first-time adoption of IAS 19 (revised 2011). The Company has applied the relevant transition provisions and has restated prior periods for comparative purposes.

The condensed financial statement for the year ended December 31, 2012 were restated to include the effect of the accounting standards in effect as of January 1, 2013, as well as the discontinued operations in social infrastructure and the reclassification of housing operations as continuing operations. The financial statements for the period January 1 – December 31, 2012 as originally presented were:

(1)	Effect of the deconsolidation of companies classified as joint ventures, per IFRS 11.
(2)	Reversal of the classification of assets available for sale, as a result of the cancellation of the sale agreement with Javer.
Investor Relations	www.ica.com.mx	22/24

(3)	In accordance with IFRS5, Sarre and Papagos are not classified as assets available for sale in the Balance Sheet as of Dec. 31, 2012.
(4)	Increase in labor liabilities in accordance with IAS 19 modifications.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by fourth party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

In accordance with Article 63 of the Circular for Issuers, ICA discloses that it exercised forward contracts to acquire 22,280,100 shares of the Company on November 20, 2013 and February 24, 2014, at a weighted average price of Ps. 22.64 per share, for a total of Ps. 504.5 million. The total amount of shares represented 3.67% of shares outstanding.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenue is composed of the following:

Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.

Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.

Financial income: the revenue associated with financing.

Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

SPC: Services Provider Contract. Long-term contract for the provision of services to the Ministry of Public Security, which includes the construction and operation of social infrastructure.

RCO: Red de Carreteras de Occidente, S.A.B. de C.V. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion Works, in accordance with the Concession Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance ,construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

•	Actinver - Ramón Ortiz Reyes
•	BBVA Bancomer - Francisco Chávez
•	Banorte-Ixe - José Itzamna Espitia Hernández
•	Barclays - Pablo Monsivais
•	Bank of America Merrill Lynch - Carlos Peyrelongue
•	Citi - Dan Mcgoey
•	Credit Suisse - Eugenio Amador
•	Deutsche Bank - Esteban Polidura
•	GBM - Javier Gayol
•	HSBC - Alexandre Falcao
•	Intercam - Enrique Mendoza
•	Invex - Ana Hernández
•	ITAU - Roberto Barba
•	Monex - Roberto Solano
•	Morgan Stanley - Nikolaj Lippmann
•	Santander - Toe Matsumura
•	UBS - Marimar Torreblanca

•         Vector - Jorge Plácido

This report may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.com.mx/ir

Exhibit 99.1

(Translation)	File 151.112.32

NATIONAL BANKING AND SECURITIES COMMISSION

LIC. RAFAEL COLADO IBARRECHE

Chief Supervisor of Issuers

LIC. ANDREA FABIOLA TINOCO H.

Chief Supervisor for Compliance with Stock Market Supervision

Mexico City, February 26, 2014

RE: 151-2/76211/2009

RODRIGO A. QUINTANA KAWAGE, acting in my capacity as legal representative of Empresas ICA S.A.B. de C.V. (ICA or “the Issuer”) with an address for notifications located at Blvd. Manuel Ávila Camacho No. 36, 15th floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District, and being duly registered before the National Banking and Securities Commission (CNBV) respectfully appear and state the following:

On January 20, 2009 I was notified of Order No. 151-2/76211/2009, File 151.112.32 which requested that ICA disclose qualitative and quantitative information regarding ICA’s exposure to financial derivative instruments, whether to increase profitability or to hedge risks, in order to provide investors information that would allow them to understand ICA’s operations with financial derivative instruments.

Based on the foregoing requirement, we state the following:

I. Qualitative and Quantitative Information

i) ICA only contracts hedging instruments in order to reduce the uncertainty on the return on its projects. It is the policy to contract financial instruments at the level of the project in order to mitigate the risks resulting from interest rates and exchange rate fluctuations. From an accounting perspective, the derivative instruments may be classified as hedging instruments or trading instruments, although in all cases the objective is to mitigate risks to which ICA is exposed in its projects. Interest rate hedges are established based on a notional value with the objective to cap maximum financial costs.

Exchange rate hedges are contracted to ensure that the project will have sufficient resources for labor costs and inputs that are incurred in currencies different from those provided by the financing of the project, which is in the same currency as the source of repayment. ICA contracts all derivatives in the subsidiaries where the projects are located.

The contracting of financial derivatives is linked to the financing of projects, as a result of which it is often the case that the counterparty is the same institution that is providing the financing or one of its. These derivatives are non exchange traded (OTC) derivatives.

Our internal control policies state that the contracting of credits (tied to the financing of projects) and the risks inherent in the projects require collaborative analysis by representatives from the Finance, Law, Administration, and Operations areas, prior to any approval. This analysis also includes the use of derivatives to hedge the risks of the financing. Once this analysis has been concluded and documented, the responsibility for contracting derivatives belongs to the Finance area, in accordance with internal control policy.

The hedging instruments are contracted to fix the variable interest rates of the loans. The changes between the fair value of these instruments and the primary positions are compensated at an inverse correlation within a range between 80% and 125%. These instruments are classified as highly effective.

The decision to contract derivative financial instruments is linked to the amount and level of financing for the project. The levels of authorization do not expressly contemplate requiring the authorization of the Corporate Practices or Audit Committees. With respect to approval authorization levels, ICA has documented policies, of which the most important are the following:

▪	The Chief Executive Officer, the Vice President for Finance and Administration, and/or the responsible Finance officer have limits on their authorities to act, whether in terms of amounts or for unusual or non-recurring operations.
▪	The Chief Executive Officer has the authority to establish limits on the approval authorities of other Officers in terms of amounts or kind of operation.
▪	In the event that a higher level of authorization is required, the Board of Directors will make the approval, after considering the opinion of the Chief Executive Officer and/or the applicable Committees.

The derivatives that are contracted do not have margin calls, in accordance with what is negotiated with each counterparty. For those projects that require collateral, the policy is that any required deposits to be made or standby letters of credit be provided at the time of contracting the derivative. This collateral will only be payable in the event of non-compliance.

In accordance with the standards of the International Swaps and Derivatives Association (ISDA), it is agreed that counterparties may act as valuation or calculation agents, in order to determine fair value and required payments.

While there is no formal risk committee, as previously stated various areas participate in the evaluation, administration, and monitoring of project risks (both financial and operational). As regards risk administration, there are documented processes that require the periodic review of risks.

ii) ICA uses the valuations of counterparties (valuation agents) and a price provider authorized by the CNBV in order to calculate the fair value of derivative positions for accounting purposes. The valuations are made using formal, documented methodologies. The calculated values are based on fair value measurements techniques recognized in the financial sector and supported by sufficient, reliable and verifiable information. The data used for the calculations comes from reliable and verifiable sources that reflect market prices.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded in the balance sheet. In addition to the valuations that are received, the pricing provider carries out tests of effectiveness for the derivatives that qualify as hedging instruments from an accounting perspective.

When the transactions comply with all hedging requirements, the Company designates the derivatives as hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivatives and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portions is temporarily recognized in comprehensive income within stockholder’s equity and is subsequently reclassifies to results at the same time that they are affected by the item being hedge; the ineffective portion is recognized immediately in results of the period.

As previously mentioned, occasionally derivatives contracted as hedges do not qualify for accounting treatment as hedging instruments, and are classified as trading derivatives for accounting purposes. In these cases, the fluctuation in fair value on these derivatives is recognized in the results of the period.

iii) ICA has a policy of contracting derivatives instruments at the project level and not contracting instruments that have margin call or additional credit requirements beyond those authorized by the responsible committees at the time of approval. At December 31, 2013 there has been no default on the contracts.

iv) Based on the interest rate and exchange rate projections recently issued by Banco de México, and assuming these rates are maintained, the Issuer does not expect to suffer any material adverse impact from its derivative positions on its results of operations for the first quarter of 2014 as a result of additional changes in the peso or changes in interest rates since December 31, 2013.

In accordance with your request for this section, we set forth below the derivatives that matured during the quarter.

The following were the effects of derivative transactions as of December 31, 2013:

v) Table 1 presents the information requested regarding all material instruments that the Issuer currently has outstanding through project companies, including subsidiaries and affiliates.

II. SENSITIVITY ANALYSIS

The derivatives instruments identified in the table above as hedging derivatives were excluded from the sensitivity analysis because they do not show any ineffectiveness.

Sensitivity analysis was developed considering three scenarios: a) 25 bp reduction in interest rates; b) 50 bp reduction in interest rates; and c) 100 bp reduction in interest rates.

In conclusion, on aggregating the potential losses under the different scenarios described above for the position analyzed, the following results obtain:

Compared to balance sheet concepts and revenues, one can appreciate that under no scenario, is the effect more than 5% of assets, liabilities, or shareholders’ equity as of June 28, 2013, as shown below. The threshold of 3% of revenues is not exceeded under any scenario as well.

In virtue of the foregoing, the undersigned respectfully submits to the National Banking and Securities Commission:

FIRST. I have responded on time and in the appropriate manner, and with the authorities granted to me.

SECOND. I have delivered the information required in your Order No. 151-2/76211/2009.

Mexico City, February 26, 2014

________________________________________

Empresas ICA, S.A.B. de C.V.

By: Rodrigo A. Quintana Kawage

Position: Legal Representative

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2014

Empresas ICA, S.A.B. de C.V.

/s/ Gabriel de la Concha Guerrero

Name: Gabriel de la Concha Guerrero
Title: Chief Investment Officer